TSX, NYSE – HBM
2019 No. 18

News Release

Hudbay Announces First Quarter 2019 Results

  Completed the Rosemont permitting process, acquired the minority joint venture interest and initiated an early works program for Rosemont
  Extended the 777 mine’s reserve life to the second quarter of 2022, and discovered the new zinc-rich 1901 Zone near Lalor
  Delivered a strong operating quarter, which included record mine production at Lalor, record throughput at the Stall concentrator and record copper recovery in the Constancia mill, and made progress on our announced improvement initiatives
  First quarter 2019 results are on track to meet all production, cost and capital spending guidance for 2019
  Operating cash flow before changes in non-cash working capital declined $42.2 million to $89.6 million in the first quarter of 2019 compared to the same quarter of 2018, due to lower realized metal prices and lower sales volumes
  Total liquidity, including cash and available credit facilities, was $940.3 million at March 31, 2019, up from $937.0 million as at December 31, 2018
  Announced a settlement agreement with Waterton that will result in the election of eleven nominees to Hudbay’s Board of Directors

Toronto, Ontario, May 6, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its first quarter 2019 financial results. All amounts are in U.S. dollars, unless otherwise noted.

“In the first quarter, Hudbay continued to maximize the potential of our Peru and Manitoba operating assets with record copper recoveries at Constancia and record throughput at both Lalor and our Stall concentrator,” said Alan Hair, President and Chief Executive Officer. “We achieved several de-risking milestones at our Rosemont project in Arizona, including receipt of the federal 404 water permit, receipt of the approved mine plan of operations, initiation of an early works program and consolidation of 100% ownership in Rosemont through the acquisition of the minority joint venture interest. We are pleased to be moving Rosemont forward, one of the best undeveloped copper projects, leveraging our industry-leading project development expertise to generate significant returns for shareholders.”

“Our focus for 2019 is to continue to deliver on a number of near-term catalysts, including advancing our new Lalor gold strategy, completing the early works program and finalizing financing arrangements for Rosemont, developing the high-grade Pampacancha satellite deposit, continuing to maximize throughput and recoveries at Constancia, and advancing both near-mine and greenfield exploration activities,” stated Mr. Hair. “Following the positive new mine plan for Lalor gold announced in February, we are pleased with the recent exploration results in Snow Lake and the potential to unlock further value through resource conversion, Lalor in-mine extension and definition of other known regional deposits to maximize the availability of our base metal and gold concentrators in Snow Lake.”

Operating cash flow before change in non-cash working capital was $89.6 million during the first quarter of 2019, reflecting a decrease of $42.2 million compared to the first quarter of 2018. The decrease in operating cash flow is the result of lower realized prices and lower sales volumes of copper, gold and zinc and higher cash costs, compared to the first quarter of 2018. Copper-equivalent production in the first quarter of 2019 decreased by 6% compared to the same period in 2018, primarily as a result of lower production in Manitoba following the closure of the Reed mine. Cash generated from operating activities decreased to $61.7 million in the first quarter of 2019 from $131.4 million in the same quarter of 2018. The decrease is due lower realized prices and sales volumes for copper, gold and zinc as well as non-cash working capital movements. Net loss and loss per share in the first quarter of 2019 were $13.4 million and $0.05, respectively, compared to a net profit and earnings per share of $41.4 million and $0.16, respectively, in the first quarter of 2018.

TSX, NYSE – HBM 2019 No. 18

 Net loss and loss per share in the first quarter of 2019 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)

Non-cash deferred tax adjustments	-	3.2	0.01
Deferred revenue adjustment from increased reserves and resources	(22.3)	(15.9)	(0.06)
Pampacancha delivery obligation	(7.5)	(7.5)	(0.03)

In the first quarter of 2019, consolidated cash cost per pound of copper produced1, net of by-product credits, was $1.11, an increase compared to $0.98 in the same period last year. Cash costs per pound of copper produced, net of by–product credits, increased as a result of lower copper and zinc production and lower realized zinc prices. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced1, net of by-product credits, in the first quarter of 2019 was $1.81, which increased from $1.46 in the first quarter of 2018, driven mainly by the decrease in copper and zinc production as well as increases to general and administrative expenses arising primarily from share-based payment expenses.

Net debt1 increased by $26.0 million from December 31, 2018 to $491.5 million at March 31, 2019, primarily due to $27.9 million in working capital movements impacting cash generated. At March 31, 2019, total liquidity, including cash and available credit facilities, was $940.3 million, up from $937.0 million as at December 31, 2018. During the first quarter of 2019, Hudbay recorded a non-cash true up adjustment on its streaming revenues due mainly to a revised, higher estimate of reserves and resources at the 777 mine, as the company extended the mine life by four months to the second quarter of 2022. The reduced deferred revenue drawdown rate for Manitoba which, in accordance with IFRS, is recalculated back to the inception of the stream, resulted in a pre-tax revenue reversal of approximately $16.3 million. There was also a similar non-cash adjustment made to finance costs related to the stream which resulted in increased finance expense of $6.0 million.

_________________________________________
1 Cash cost, all-in sustaining cash cost and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 7 of this news release.

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Financial Condition ($000s)	Mar. 31, 2019	Dec. 31, 2018
Cash and cash equivalents	485,867	515,497
Total long-term debt	977,413	981,030
Net debt[1]	491,546	465,533
Working capital	502,571	445,228
Total assets	4,713,899	4,685,635
Equity	2,160,898	2,178,856

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 7 of this news release.

Financial Performance	Three months ended
($000s except per share and cash cost amounts)	Mar. 31, 2019	Mar. 31, 2018
Revenue	292,258	386,656
Cost of sales	240,446	265,885
(Loss) profit before tax	(18,108)	73,103
(Loss) profit	(13,412)	41,445
Basic and diluted (loss) earnings per share	(0.05)	0.16
Operating cash flow before change in non-cash working capital	89,595	131,791

Production and Cost Performance		Three months ended			Three months ended
		Mar. 31, 2019			Mar. 31, 2018
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	31,843	6,129	37,972	31,551	7,655	39,206
Gold	oz	5,357	20,205	25,562	5,418	25,675	31,093
Silver	oz	634,930	284,265	919,195	645,886	331,252	977,138
Zinc	tonnes	-	28,037	28,037	-	28,782	28,782
Molybdenum	tonnes	304	-	304	64	-	64
Payable metal in concentrate sold
Copper	tonnes	26,662	5,055	31,717	29,568	6,938	36,506
Gold	oz	6,218	16,411	22,629	4,907	21,150	26,057
Silver	oz	752,259	230,647	982,906	595,630	290,826	886,456
Zinc[2]	tonnes	-	22,954	22,954	-	25,452	25,452
Molybdenum	tonnes	234	-	234	137	-	137
Cash cost[3]	$/lb	1.18	0.77	1.11	1.32	(0.38)	0.98
Sustaining cash cost[3]	$/lb	1.39	2.82		1.47	1.03
All-in sustaining cash cost[3]	$/lb			1.81			1.46

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 7 of this news release.

TSX, NYSE – HBM 2019 No. 18

Peru Operations Review

The Peru operations continued to perform well with strong mill throughput, record copper recoveries and lower unit and cash costs in the first quarter of 2019. During the quarter, Constancia produced 31,843 tonnes of copper, 14,427 ounces of precious metals and 304 tonnes of molybdenum. Hudbay expects to meet production and cost guidance for Peru in 2019.

Ore mined at Constancia during the first quarter of 2019 was 9% lower compared to the same period in 2018 due to mining from areas with a higher stripping ratio than the areas mined in the first quarter of 2018, in line with the mine plan. Milled copper grades in the first quarter were approximately 8% lower than the same period in 2018 as we continue to mine lower grade phases, in line with the mine plan. Mill throughput in the first quarter of 2019 was consistent compared to the same period in 2018.

Copper, gold and silver recoveries in the first quarter of 2019 improved by 7%, 16% and 12%, respectively, compared to the same period in 2018 as a result of several metallurgical initiatives. While recoveries vary from quarter to quarter depending on the complexity and grade of the ore feed, the company is seeing results from recovery improvement initiatives. These initiatives are part of key operational strategies that include continuous improvement efforts targeting flotation operating efficiencies (improvement at the washing station in column cells and water distribution in the processing plant), and the integration of an automated, advanced process control system in the grinding and bulk flotation circuits.

Combined mine, mill and general and administrative (“G&A”) unit operating costs in the first quarter of 2019 were consistent with the same period in 2018. Higher molybdenum costs were due to higher production and were offset by lower administrative costs primarily driven by lower community relations spending during the quarter.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2019 was $1.18, decreasing by 11% from the same period in 2018. The decrease in the quarter is primarily due to higher byproduct credits and lower administrative costs. Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2019 was $1.39. This represents a decrease of 5% from the same period in 2018, due to the same factors mentioned above.

During the second quarter of 2019, a six-day maintenance shutdown of the Constancia mill is planned. In addition to regular semi-annual maintenance work, Hudbay plans to install new equipment in support of efforts to optimize recoveries at Constancia. Combined unit costs in the second quarter of 2019 are expected to reflect correspondingly lower ore throughput and higher maintenance costs. In addition, in line with the mine plan, mined copper grades are expected to be lower than the annual average during the second quarter of 2019, which is expected to affect contained metal production and cash costs compared to other quarters in 2019. The maintenance shutdown and the variations in copper grade are consistent with the full year plan for Constancia, and Hudbay continues to expect production and cost guidance to be met for the full year 2019.

Manitoba Operations Review

The Manitoba operations reflect Lalor’s achievement of 4,500 tonnes per day during the first quarter of 2019. During the quarter, the Manitoba operations produced 28,037 tonnes of zinc, 6,129 tonnes of copper and 24,266 ounces of gold-equivalent precious metals. Copper, gold and silver were lower compared to the same period in 2018 due to the closure of the Reed mine, partially offset by increased production at 777 and Lalor. Zinc production was slightly lower compared to the same period in 2018 due to lower zinc grades at 777, partially offset by higher grades at Lalor. Precious metals production was also affected by the stope sequencing of Lalor gold zone ores and the timing of processing as this material is currently transported to the Flin Flon mill and blended to achieve optimal recoveries. Full year production for all metals is expected to be within guidance ranges for Manitoba in 2019.

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Ore mined at the Manitoba operations during the first quarter of 2019 decreased by 5% compared to the same period in 2018. This decrease is due to the closure of the Reed mine, which was partially offset by higher production volumes at both 777 and Lalor. The higher production at 777 is attributable to improved availability of the scoop and truck fleet, and a focus on increasing the key performance indicators in the drilling, blasting and backfilling processes. Higher production volume at Lalor was due to having more mining fronts available and improvements to the stope cycle time. Overall, copper, gold and silver grades were 18%, 8%, and 4% lower, respectively, in the first quarter of 2019 compared to the same period of 2018. Zinc grade was 15% higher in the first quarter of 2019 compared to the same period of 2018. Grade variances for copper reflect anticipated grade decline due to the cessation of high-grade copper production from Reed following its closure, while grade variances for zinc, gold and silver were due to planned stope sequencing at 777 and Lalor.

Ore processed in Flin Flon in the first quarter of 2019 was 26% lower than the same period in 2018. The lower processing volumes are a result of the Reed mine closure, and sustained improvements at the Stall concentrator resulting in less ore transported to Flin Flon for processing, partially offset by increased ore from the 777 mine. Ore processed at the Stall concentrator was 16% higher, copper recoveries were 2% higher and zinc recoveries were 2% lower in the first quarter of 2019 compared with the same period in 2018, as a result of ongoing operational and maintenance improvements.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2019 were 6% higher than in the same period in 2018 due mainly to the Reed closure and higher mining costs at Lalor associated with the production ramp up. In addition, combined unit costs were negatively impacted due to transportation delays as excess ore from Lalor had to be transported to Flin Flon for processing, causing mined ore to exceed milled ore by 9% in the first quarter of 2019. The related mining costs are included in combined unit costs in the first quarter of 2019, while the excess ore inventory is expected to be drawn down in the second quarter. Combined unit costs for Manitoba are expected to be within the guidance range for the full year 2019.

Cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2019 was $0.77 per pound of copper produced. These costs were higher compared to the same period in 2018, primarily as a result of lower zinc and gold by-product revenue. Sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2019 was $2.82, which is substantially higher than the prior year period due to higher cash costs and increased capital development expenditures at Lalor.

Pampacancha Developments

Negotiations with a local community to secure surface rights over the Pampacancha deposit are progressing, following the election of a new community council in the fourth quarter of 2018. Hudbay is continuing to take a disciplined, measured and patient approach to these negotiations, as this has proven to be an effective way of engaging in previous instances and is consistent with the company’s proven long-term strategy for securing social license and developing its business in Peru. The southern Peru copper mining corridor has seen heightened political activity over the past several months; to date these activities have not impacted operations at the Constancia mine.

During April 2019, the local community with whom Hudbay is negotiating Pampacancha surface rights was added to a list of communities designated as indigenous by the Ministry of Culture for the purposes of Peru’s Consulta Previa law, which implements Peru’s commitment to ILO Convention 169 consultation requirements. As a result, once an agreement is reached with the local community to acquire the surface rights, the Consulta Previa law requires additional consultation between the Peruvian government and the local community before work can begin.

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As a result of this change, although Pampacancha development activities may still be able to commence in 2019, Hudbay expects that ore production at Pampacancha will not begin until 2020 and has accordingly recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals in 2020.

Rosemont Developments

Hudbay concluded the permitting process at Rosemont in March 2019 with the receipt of the Section 404 Water Permit from the U.S. Army Corps of Engineers and the Mine Plan of Operations from the U.S. Forest Service. The company is now in a position to proceed with development of the mine.

As part of the initial development plans, Hudbay’s Board has approved an early works program with spending of $122 million over and above the $20 million of Rosemont spending previously included in 2019 growth capital expenditure guidance. The early works program will be funded from cash on hand and is part of Rosemont’s total project capital cost estimate of $1,921 million as disclosed in the National Instrument ("NI") 43-101 technical report for Rosemont dated March 30, 2017. Hudbay plans to move ahead with early works and financing activities in parallel in 2019 and expects to seek Board approval to commence the construction of Rosemont by the end of the year; this would enable first production by the end of 2022.

On April 25, 2019, Hudbay completed the previously announced acquisition of United Copper & Moly LLC’s (“UCM”) 7.95% joint venture interest in Rosemont and paid UCM initial cash consideration of $45 million. This provides Hudbay with 100% ownership of Rosemont, allowing greater strategic flexibility with respect to capital structure and project financing alternatives. The company intends to evaluate a variety of options, including the addition of a new, committed joint venture partner for the development of Rosemont. Hudbay expects to carry out this process in parallel with advancing the early works, with the objective to ultimately hold an approximate 70% interest in the project while maintaining operatorship.

On March 27, 2019, opponents of the Rosemont project filed a further lawsuit against the U.S. Army Corps of Engineers challenging, among other things, the issuance of the Section 404 Water Permit in respect of Rosemont. This lawsuit is one of several outstanding challenges against the Rosemont permitting process and Hudbay is confident the permits will continue to be upheld.

Snow Lake Exploration Update

In February 2019, the company announced the discovery of 1901 Zone, located between the former producing Chisel North mine and Lalor mine. The discovery is situated less than 1,000 metres from an existing active underground ramp at a depth ranging from 520 to 620 metres and within 15 kilometres of the Stall concentrator.

The mineralization was first discovered in drill hole CH1901 completed in February 2019 and is interpreted as a volcanogenic massive sulphide deposit fed by a system of discrete copper-gold rich feeder zones intersected during previous drilling. Hudbay continues to delineate the deposit with several significant intersections to-date. The zone remains characterized by high-grade zinc with locally high-grade gold and silver content. The mineralization occurs along the hanging wall contact of the stratigraphic horizon hosting the Chisel North deposit.

The drill program continues from surface to define the lateral extent of this new discovery and establish the spatial continuity of the high-grade lenses located within the mineralized zone. Based on drilling success, an underground exploration platform may be developed later this year from the Chisel-Lalor ramp in order to access and further define the deposit. Hudbay expects to publish an initial resource estimate for the 1901 Zone in the second half of 2019.

During the first quarter of 2019, the company reported mineral resource estimates for other 100%-owned deposits in the Snow Lake area, including the WIM, PEN II and New Britannia mine properties. Drilling activities for metallurgical testing, geotechnical investigations and engineering studies are underway at all three of these deposits with the expectation to upgrade the mineral resource estimates to mineral reserves with the 2019 annual year-end reserve and resource update. For additional information, please refer to the NI 43-101 technical report filed by Hudbay on SEDAR on March 28, 2019.

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The company also continues to advance exploration activities at Lalor where drilling has confirmed the extension of known high-grade lenses. Lalor in-mine exploration drilling will continue throughout the year and is expected to be incorporated in the annual mineral reserve and resource estimate at the end of the year.

777 Mine Life Extension

The 777 mine life has been extended to the second quarter of 2022, from the end of 2021, based on the most recent estimate of mineral reserves. The Flin Flon mill and zinc plant are also expected to continue operations until then.

Settlement Agreement with Waterton

Hudbay and Waterton Precious Metals Fund II Cayman, LP and Waterton Mining Parallel Fund Offshore Master, LP, each of which are managed by Waterton Global Resource Management, Inc., announced a settlement agreement on May 3, 2019 that will result in the election of eleven nominees to Hudbay’s Board at the annual and special meeting of shareholders. A copy of the settlement agreement is available under Hudbay’s profile on SEDAR.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit operating costs are shown because the measures are used by the company as a key performance indicator to assess the performance of its mining and milling operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 30 of Hudbay’s management’s discussion and analysis for the three months ended March 31, 2019 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2019/Q1/MDA191.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2019/Q1/FS191.pdf

Conference Call and Webcast

TSX, NYSE – HBM 2019 No. 18

Date:	Tuesday, May 7, 2019

Time:	8:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-794-1827 or 1-800-347-6311

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company’s other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay’s Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay’s material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at the company’s mines and processing facilities, the expected benefits of implementing the metallurgical recovery and optimization initiatives at Constancia processing plant and expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and any litigation challenging Rosemont's permits, expectations regarding the financing, sanctioning and schedule for developing the Rosemont project, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the low costs of the operation and the possibility of optimizing the value of the company's gold resources in Manitoba, the future potential of Zone 1901, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and the company’s anticipated plans for advancing its mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect the operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the schedule for the refurbishment of the New Britannia mill;
  the success of the Lalor gold strategy;
  successfully advancing the early works program and financing plan for Rosemont;
  the ability to secure required land rights to develop and commence mining the Pampacancha deposit;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor mine;
  no significant unanticipated challenges with stakeholders at the company’s various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com